FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 27, 2014

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                Form 20-F        X                                              Form 40-F  _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes                                                          No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated January 27, 2014 – Appointment of New Chairman

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2014
ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

Appointment of New Chairman

Cambridge, UK, 27 January 2014 - ARM Holdings plc (“ARM”) announces that Sir John Buchanan is stepping down as Chairman, at his request, due to a medical condition. The Board has conducted a thorough search and is pleased to announce that Stuart Chambers will join the Board today as Chairman designate and will succeed Sir John Buchanan as Chairman on 1 March 2014.

Stuart Chambers (57) is Chairman of Rexam PLC and a non-executive director of Tesco plc. Up to 2009 he was the Group Chief Executive of Nippon Sheet Glass Group which acquired Pilkington plc in 2006, where he was Chief Executive. Prior to the glass industry, Stuart held a number of senior positions at Mars, Inc., having previously spent 10 years in several European roles at Royal Dutch Shell plc.

There are no further disclosures pursuant to paragraphs 9.6.13(1) to 9.6.13(6) of the Listing Rules in relation this appointment.

Stuart Chambers said: "I am delighted to be joining ARM and looking forward to leading the Board at this exciting stage of the company’s development. ARM is a global leader in its field and I am both honoured and excited to be joining the Board of one of the UK's biggest and best technology companies."

Sir John Buchanan commented: "It has been a great privilege to serve as Chairman of ARM and I have greatly enjoyed my time on the Board of this fine company. Due to the medical uncertainties it is right that we should secure the Chairman succession at this time. I wish the company well under its new leadership.”

Simon Segars, Chief Executive Officer commented: "On behalf of the Board and everyone at ARM, I would like to thank Sir John for his dedication and leadership over the last two years. He has been a great support to me both before and since my appointment as CEO and I would like to take this opportunity to wish him well for the future. I look forward to working with Stuart, who brings with him a strong track record and a wealth of board and executive experience both in the UK and globally."

Sir John Buchanan will retire from the Board at the AGM on 1 May 2014.

CONTACTS:
Sarah West/Aideen Lee	Tim Score/Ian Thornton
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44(0)1223 400796

ENDS